

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co
Mespil Business Centre, Mespil House
Sussex Road, Dublin 4, Ireland

>   **Re: SMX (Security Matters) Public Ltd Co**
>   **Registration Statement on Form F-1**
>   **Filed September 20, 2023**
>   **File No. 333-274595**

Dear Haggai Alon:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2023 letter.

Registration Statement on Form F-1

General

1.   We note your response to prior comment 1 and your assertion that the shares being registered only represent 81.03% of the shares outstanding. However, your disclosure indicates that you had 2,219,144 shares outstanding as of September 18, 2023 and you are registering 9,482,110 shares which is approximately 427% of the total shares outstanding, notwithstanding the beneficial ownership limitation. Please revise to provide a materially complete discussion regarding the dilutive impact on existing shareholders if all of the warrants were exercised and underlying shares sold. In addition, quantify the

percentage of outstanding shares this transaction is registering assuming all of the warrants were exercised. Finally, clarify whether there are any restrictions on the selling stockholder as it relates to the resale of the warrants.

 Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen E. Fox